

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Mr. David J. Frear
Executive Vice President and
Chief Financial Officer
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

> **Re:** **Sirius XM Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 4, 2014**
> **File No. 001-34295**

Dear Mr. Frear:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012, and 2011

Financial Statements

1.   We note that the consolidated financial statements of Sirius XM Holdings Inc. retroactively reflect the November 15, 2013 corporate reorganization. As it appears as though these consolidated financial statements of Sirius XM Holdings Inc. were filed to comply with Rules 3-01(a) and 3-02(a) of Regulation S-X, tell us why you have included the consolidated financial statements of Sirius XM Radio, Inc. in this document.

<u>Report of Independent Registered Public Accounting Firm on the Sirius XM Radio Inc. Financial Statements, page F-4</u>

2.   Referencing Auditor's Responsibility in the third paragraph of their report, please tell us why the auditors have limited their responsibility to the *auditing* standards of the Public Company Accounting Oversight Board (PCAOB). We note they reference 'standards of the Public Company Accounting Oversight Board' in their auditor's report on the financial statements of Sirius XM Holdings Inc. on page F-2.

<u>Combined Notes to the Consolidated Financial Statements</u>

<u>Note 11. Related Party Transactions, Share Repurchase Agreement with Liberty Media, pages F-28 and F-29</u>

<u>Note 14. Stockholders' Equity, Stock Repurchase Program, page F-35</u>

3.   We note you entered into a share repurchase agreement with Liberty Media on October 9, 2013 to repurchase $500 million of your common shares held by them with the payments due in installments subject to terms of the contract. In light of the fact that Liberty Media is a related party, please enhance your disclosures to provide greater transparency to investors regarding the accounting for this transaction including why changes in the underlying fair value of Holdings' common stock under this contract impact your earnings.

<u>Note 13 Debt, page F-33</u>

4.   We note that you carry your 7% Exchangeable Senior Subordinated Notes due 2104 at amortized cost in the balance sheet of Sirius XM Holdings Inc. As the November 15, 2013 corporate reorganization appears to have been, in substance, a change in capital structure, tell us why you carry these exchangeable notes at fair value in the consolidated balance sheet of Sirius XM Radio Inc. Tell us why you have recognized the $466.8 million change in the fair value of these exchangeable notes in the results of Sirius XM Radio Inc.

<u>Note 16, Commitments and Contingencies</u>

<u>Legal Proceedings, page F-41</u>

5.   For State Consumer Investigations, please tell us and disclose the likelihood of potential loss, and whether it would have a material adverse impact on your business, financial condition, results of operations, and cash flows per ASC 450.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director